SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 3, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, May 3, 2017 regarding “Ericsson resolves on an acquisition offer for C shares for LTV 2017”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: May 3, 2017

PRESS RELEASE
MAY 3, 2017

Ericsson resolves on an acquisition offer for C shares for LTV 2017

In accordance with the resolution by the Annual General Meeting 2017, Ericsson (NASDAQ:ERIC) expands its treasury stock in order to provide shares for the Long-Term Variable Compensation Program (LTV) 2017 for Ericsson’s executive team.

The Board of Directors of Ericsson has resolved, by virtue of an authorization given by the Annual General Meeting on March 29, 2017, to direct an acquisition offer to all holders of C shares to acquire these shares. The acquisition shall be made during the period May 14 - May 29, 2017 and payment for acquired shares shall be made in cash with SEK 5 per share.

The offer is part of the financing of Ericsson’s Long-Term Variable Compensation Program 2017 and includes all 3,000,000 C shares which Ericsson has previously decided to issue to Investor AB for the program. Investor AB has informed Ericsson that it intends to accept the offer.

Once all 3,000,000 C shares have been acquired by Ericsson, the Board intends to convert them to B shares. After the conversion, the number of B shares in issue will amount to 3,072,395,752. Ericsson currently holds 58,097,522 shares as treasury stock.

NOTES TO EDITORS

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.